SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

AllianceBernstein Holding L.P.
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

01881G106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	01881G106

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management (North America) Limited and Manulife Asset Management (US) LLC
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

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CUSIP No.	01881G106

1	NAME OF REPORTING PERSON Manulife Asset Management (North America) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

2,624

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

2,624

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,624

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

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CUSIP No.	01881G106

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

5,112,704

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

5,112,704

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,112,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.27%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

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Item 1(a)	Name of Issuer:
AllianceBernstein Holding L.P.

Item 1(b)	Address of Issuer's Principal Executive Offices:
1345 Avenue of the Americas
New York, NY, 10105

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Asset Management (North America) Limited ("MAM (NA)") and Manulife Asset Management (US) LLC ("MAM (US)").

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC and MAM (NA) are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship:
MFC and MAM (NA) are organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Limited Partnership Units

Item 2(e)	CUSIP Number:
01881G106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

MAM (NA):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

MAM (US):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4	Ownership:

(a) Amount Beneficially Owned: MAM (NA) has beneficial ownership of 2,624 shares of Limited Partnership Units and MAM (US) has beneficial ownership of 5,112,704 shares of Limited Partnership Units. Through its parent-subsidiary relationship to MAM (NA) and MAM (US), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 97,160,178 units outstanding as of September 30, 2014 according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 23, 2014, MAM (NA) held 0.00% and MAM (US) held 5.27%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:
MAM (NA) and MAM (US) each has sole power to vote or to direct the voting of the shares of Limited Partnership Units beneficially owned by each of them.

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(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:
MAM (NA) and MAM (US) each has sole power to dispose or to direct the disposition of the shares of Limited Partnership Units beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 11, 2015	Title:	Agent*

Manulife Asset Management (North America) Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 11, 2015	Title:	Associate General Counsel and Assistant Secretary

Manulife Asset Management (US) LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 11, 2015	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

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EXHIBIT A

JOINT FILING AGREEMENT

     Manulife Financial Corporation, Manulife Asset Management (North America) Limited and Manulife Asset Management (US) LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Limited Partnership Units of AllianceBernstein Holding L.P., is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 11, 2015	Title:	Agent*

Manulife Asset Management (North America) Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 11, 2015	Title:	Associate General Counsel and Assistant Secretary

Manulife Asset Management (US) LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 11, 2015	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

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